UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Report on Disposal of Treasury Shares

On April 28, 2025, SK Telecom Co., Ltd. (the “Company”) disposed of a portion of its treasury shares.

1.	Report on Disposal

A.	Date of the Report of Decision on Disposal of Treasury Shares (the “Initial Report”): April 25, 2025 (Please refer to the current report on Form 6-K furnished by the Company on April 25, 2025.)

B.	Date of Disposal: April 28, 2025

C.	Type and Number of Disposed Shares: 4,860 common shares

2.	Details of Disposal

Date	Type	Number		Disposal Price per Share (Won)(1)	Aggregate Disposal Price (Won)	Recipient of Shares	Investment Brokerage Agent
		Order	Disposed
April 28, 2025	Common shares	4,860	4,860	53,900	261,954,000	Independent non-executive directors	Hana Securities Co., Ltd.
Total		4,860	4,860	—	261,954,000

(1)	Based on the market closing price on the date of the disposal.

3.	Discrepancy with the Initial Report : None

4.	Treasury Shares Held after the Disposal (as of April 30, 2025)

							(units: in millions of Won or percentages)
Type	Direct Acquisition (A)			Acquisition through Broker (B)			Total (A + B)
	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value
Common Shares	1,898,851	0.88	92,724				1,898,851	0.88	92,724

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)

Name:	Hee Jun Chung
Title:	Vice President

Date: April 30, 2025

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